SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)
                        (Amendment No. 1 )

                       THE PRESLEY COMPANIES
                          (Name of Issuer)

         Series A Common Stock $0.01 Par Value Per Share
                  (Title of Class of Securities)

                            741030-10-0
                           (CUSIP Number)

                       General William Lyon
                   c/o William Lyon Homes, Inc.
                           4490 Von Karman
                Newport Beach, California  92660
                           (714) 833-3600
(Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications)

                           with a copy to:
                        David A. Krinsky, Esq.
                        O'Melveny & Myers LLP
                      610 Newport Center Drive
                            Suite 1700
               Newport Beach, California  92660-6429
                          (949) 823-7902

                          July 30, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        Page 1 of 3 pages

CUSIP No. 741030-10-0                           Schedule 13D
------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      General William Lyon
------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                       (a)  [  ]
                                       (b)  [  ]
------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------
(4)   SOURCE OF FUNDS

      BK
------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [  ]
------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------
                    : (7) SOLE VOTING POWER
                    :   7,939,589
                    : --------------------------------------
                    : (8) SHARED VOTING POWER
Number Of Shares    :   0
Beneficially Owned  : --------------------------------------
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   7,939,589
                    : --------------------------------------
                    : (10) SHARED DISPOSITIVE POWER
                    :   0
-------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          7,939,589
--------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                              [ ]

--------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.2%
--------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------
                         Page 2 of 3 pages

Item 4.   Purpose of Transaction

         Item 4 of this Statement on Schedule 13D, filed by General William Lyon (the "Reporting Person") with respect to the Series A Common Stock, $0.01 par value (the "Shares"), of The Presley Companies, a Delaware corporation (the "Company"), is hereby supplemented as follows:

         As previously reported, the Reporting Person had submitted on June 30, 1998 a non-binding proposal (the "Proposal") to a special committee (the "Special Committee") of the board of directors of the
Company to acquire all of the outstanding stock of the Company for a cash price of $.40 per share. On July 29, 1998, the Special Committee notified the Reporting Person that the Special Committee had determined not to recommend the Proposal to the Company's board of directors. The Special Committee indicated that the Company would instead explore additional strategic alternatives.

         On July 30, 1998, the Reporting Person notified the
Special
Committee of his continued interest in pursuing the Proposal subject
to its original terms and conditions (other than the July 31,
1998
expiration date).

         Except as described in this Item 4, as amended, the Reporting
Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs
(a)
through (j) of Item 4 of Schedule 13D.


                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.



                                     By:  /s/ William Lyon

------------------------
                                             William Lyon

Dated:   August 3, 1998

                          Page 3 of 3 pages